

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

<u>Via U.S. Mail</u>

Alan E. Casnoff
Chief Executive Officer
DVL, Inc.
70 East 55th Street
New York, New York 10022

> **Re: DVL, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed by DVL, Inc. and Alan E. Casnoff on December 10, 2010**
> **File No. 005-37902**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed by DVL, Inc. on December 10, 2010**
> **File No. 001-08356**

Dear Mr. Casnoff:

We have reviewed your amended filings and have the following comments.

<u>Amendment No. 1 to Schedule 13E-3</u>

<u>Exhibit (e)</u>

1.   File the Valuation and Analysis Report as an exhibit to your schedule. See Item 1016(c) of Regulation M-A.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>General</u>

2.   We reissue prior comment 3. Clearly mark your proxy statement and form of proxy as "Preliminary Copies." See Rule 14a-6(e)(1) of Regulation 14A.

3.   We reissue prior comment 6. Regardless of the company's size and any other documentation you may be providing to your security holders, you must comply with applicable rules with regard to your proxy statement. If you will not be including financial statements within your proxy statement, you must include summary financial

information, as described in Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3.

4.   We reissue prior comment 7. You do not appear to have provided all of the information required by Item 1003(c) of Regulation M-A with respect to your executive officers and directors. By way of example only, you do not appear to have included any information regarding Mr. Swain and Mr. Carames other than that included in the Summary Compensation Table. Revise your proxy statement to include all information required by Item 1003(c) of Regulation M-A.

Overview, page 1

5.   We reissue prior comment 8. If you intend to rely on the last sentence of Rule 14a-4(c)(1), your disclosure should state that the proxies are authorized to use discretionary authority to vote on any other matters of which you did not have notice a reasonable time before you send this proxy statement. Your current disclosure states that the proxies have such authority to vote on any other matters that may properly come before the meeting, which is not the correct standard. Revise your disclosure and your proxy card to reflect the correct standard.

Manner of Voting and Vote Required, page 3

6.   We reissue prior comment 11. You state that voting for the election of directors is by plurality voting, but go on to state that broker non-votes, abstentions and withholds with respect to this proposal will have the same effect as votes cast against the proposal. If voting is by plurality for this proposal, the prior categories of votes would seem to have no effect on the outcome. Accordingly, we continue to believe that you should revise your disclosure. Similar disclosure appears on pages 33-34.

Effect on Affiliates, page 8

7.   We reissue prior comment 25. Provide the information required by Item 1013(d) with respect to Mr. Casnoff. See Instruction 3 to Item 1013.

Fairness of the Reverse Stock Split, page 17

8.   We reissue prior comment 30. State the material factors upon which Mr. Casnoff based his belief that the transaction is substantively and procedurally fair to unaffiliated shareholders, including those who are being cashed-out and those who are not. See Item 1014(d) of Regulation M-A.

Proposal 2 - Reverse Stock Split, page 24

9.   We reissue prior comment 17. According to the substance of your response, the
        disclosure regarding subsequent changes to your charter is no longer applicable and
        should therefore be eliminated, or your disclosure should address the possible changes to
        the charter.

10.   We reissue prior comment 22. Item 1012(e) requires you to state whether or not any
        executive officer, director or affiliate of your company (or any person specified in
        Instruction C to the schedule) has made a recommendation either in support of or
        opposed to the transaction and the reasons for the recommendation. We cannot, for
        instance, locate a statement regarding Mr. Swain or Mr. Carames.

11.   You appear to have deleted the statement required by Item 1014(d) of Regulation M-A
        from your Schedule 13E-3, but have not included it in your proxy statement. Revise your
        proxy statement to include this information.

Incorporation by Reference, page 38

12.   We reissue prior comment 38. Your proposed mailing date of January 7, 2011 is not
        20 business days in advance of your proposed meeting date of January 28, 2011.
        Confirm that you will mail the proxy statement at least 20 business days prior to the
        meeting date, consistent with Note D.3 to Schedule 14A.

Proxy Card

13.   The first two pages of your proxy card, which contained information required by
        Regulation 14A, have been deleted from your filing. Advise why you believe these pages
        are no longer necessary, or include them in your next amendment.

Exhibit C

14.   We reissue prior comment 39. The fairness opinion continues to state that it is not
        intended for any other purpose than the information and use of the board of directors.
        Investors are entitled to rely on the opinion. Refer to our prior comment.

Alan E. Casnoff
DVL, Inc.
December 20, 2010
Page 4

       You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

                                          Sincerely,

                                          David L. Orlic
                                          Special Counsel
                                          Office of Mergers & Acquisitions

cc: Via facsimile: (215) 772-7620
         Louis N. Marks, Esq.
         Montgomery, McCracken, Walker & Rhoads, LLP